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Randgold & Exploration Company Limited
Reg No 1992/005642/06
Sharecode : RNG
ISIN: ZAE000008819
NASDAQ trading symbol: RANGY
"Randgold & Exploration"


EMPOWERMENT PARTNERSHIP WITH PHIKOLOSO MINING (PROPRIETARY) LIMITED
("Phikoloso")


1. THE EMPOWERMENT TRANSACTION

Further to the cautionary announcement dated 24 July 2003, shareholders are advised that Randgold & Exploration has entered into an empowerment partnership with Phikoloso in terms of which it has acquired the entire issued share capital of, and all shareholders' claims on loan account against Viking Pony Properties 359 (Proprietary) Limited ("VPP") in exchange for the issue of 8 800 000 new Randgold & Exploration shares, equivalent to 19.7% of Randgold & Exploration's issued share capital ("the transaction"). Phikoloso holds the entire issued share capital of Equitrant Trading (Proprietary) Limited which in turn owns the entire issued share capital of VPH. Based on the closing market price of a Randgold & Exploration share on the JSE Securities Exchange South Africa on 24 July 2003, being the last practicable trading date before the finalisation of this announcement ("the trading date"), the purchase consideration amounts to R268 million. There are no conditions precedent to the transaction.

The assets of VPP comprise 0.2 million Anglo Platinum shares, 0.3 million Harmony Gold shares and 7.3 million Afrikander Lease shares, as well as a participation in Kabusha Mining and Finance, which holds 23 million shares in Afrikander Lease. Based on the market price of the respective companies on the last trading date, such holdings have an aggregate market value of R235 million.


2. RATIONALE FOR THE TRANSACTION

The transaction establishes a strategic empowerment partnership between Randgold & Exploration and Phikoloso, a broad based empowerment group, which includes the following members:

* Ituseng Mining, headed by Lunga Ncwana, a fully fledged Black Empowerment Enterprise ("BEE") investment vehicle with substantial property, mineral and financial services interests;

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* Lembede Mining, headed by Songezo Mjongile, a diversified investment company formed by the South African Youth Development Trust;

* New Line Investments, headed by Chris Nissen, chair of the Cape Chamber of Commerce;

* Marothodi Resources, an empowerment mining group headed by Thelma Mathamelo, which already holds a 26% stake in Randgold & Exploration's mineral rights business, Minrico;

* Ikamva, an empowerment company headed by Sharif Pandor, which has interests in platinum and holds mineral rights;

* Leswikeng, headed by Herman Mashaba, a BEE company with diversified interests;

* Innovage, headed by Dennis Mashabela, a BEE company with diversified interests;

* Qaqambile Capital Holdings headed by Khanyisa Magwensthu, a group of black mining professionals;

and two women's empowerment groupings:

* Khomelela, formed by a group of professional women with skills in information technology, project finance, law, management consulting and corporate finance, and headed by Brenda Madumise; and

* Dyambu, a broad-based women's empowerment company, headed by Hilda Ndude, with investments in telecommunications, property and construction.

The empowerment initiative will form the foundation from which Randgold & Exploration will drive the development of a new South African mining company which has as its mission to become the leader in the discovery and development of mineral resources now fully aligned with the principles and requirements of the South African Mining Charter and the South African Mineral and Petroleum Resources Development Act.


3. RECONSTITUTION OF BOARD OF DIRECTORS

With effect from 28 July 2003, the Randgold & Exploration board will be reconstituted under chairman Roger Kebble to include Lunga Ncwana, who heads Ituseng Mining, Chris Nissen, head of New Line Investments and chairman of the Cape Chamber of Commerce, Advocate Brenda Madumise, head of the women's empowerment group Khomelela; and JCI chief executive Brett Kebble. Grant Fischer has resigned and Hennie Buitendag and David Ashworth will remain on the board.

It is intended that Phikoloso will propose a chairman to replace Roger Kebble as soon as Phikoloso is able to increase its stake to 26% of the issued share capital.

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4. FINANCIAL EFFECTS OF THE TRANSACTION

The pro forma financial effects of the transaction on Randgold & Exploration are presented below for illustrative purposes only and are based on the audited financial statements of Randgold & Exploration for the year ended December 2002.

                               Before   After   Change
                                                   (%)

Net asset value per share     1253 (1)  1554 (2)   24.0

Net tangible asset value
   per share                  1253 (1)  1490 (2)   18.9

Headline earnings and
   earnings per share          895 (1)   752 (3)  (16.0)

Net fair asset value per
   share                      4057 (1)  3888 (2)  (4.2)


Notes:

(1) Extracted from the audited financial statements of Randgold & Exploration for the year ended 31 December 2002.

(2) Based on the aggregate market value of the portfolio of R235 million and the purchase consideration of R268 million illustrated above, goodwill of R34 million would have arisen on the transaction.

(3) Based on dividends declared by the companies comprising the portfolio for their respective last financial year ends.



Johannesburg
25 July 2003


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